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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **APPLIED CAPITAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Indiana Square, Suite 2252

(No. and Street)

INDIANAPOLIS   **IN**   **46204**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loren Heger   888-580-2588

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER

(Name – *if individual, state last, first, middle name*)

800 EAST 96TH ST., SUITE 500   **INDIANAPOLIS**   **IN**   **46240**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loren Heger _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APPLIED CAPITAL, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



VERONICA GOLD
Notary Public, State of Indiana
Hendricks County
SEAL
Commission Number NP0722996
My Commission Expires
October 16, 2027

_____
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

APPLIED CAPITAL, LLC

Financial Statements
For the Fiscal Year End
December 31, 2020
With
Independent Auditor's Report

Report of Independent Registered Public Accounting Firm

To the Member and Management
of Applied Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Applied Capital, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the relates notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Applied Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Applied Capital, LLC's management. Our responsibility is to express an opinion on Applied Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Applied Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The accompanying information contained in the Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Applied Capital, LLC's financial statements. The supplemental information is the responsibility of Applied Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the schedules of the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Applied Capital, LLC's auditor since 2014.

Indianapolis, Indiana
February 25, 2021

Applied Capital, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	381,365
Accounts receivable - allowable		251,393
Accounts receivable		29,792
Prepaid expenses and deposits		35,568
Total assets	$	698,118

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	20,241
Commissions payable		254,558
Due to affiliate		30,853
Total liabilities		305,652
Member's equity		392,466
Total liabilities and member's equity	$	698,118

See Accompanying Notes

Applied Capital, LLC
Statement of Operations
For The Year Ended December 31, 2020

Revenues		
Mutual fund referral fees	$	5,847,614
Investment banking		5,183,477
Referral fees		5,490,243
Consulting fees		9,000
Other - reimbursed expenses		160,558
Total revenues		16,690,892
Expenses		
Compensation and benefits		13,284,016
Referral fees paid to other broker-dealers		1,805,443
Other referral fees		90,311
Professional services		89,401
Licenses and registration		83,707
Occupancy		17,454
IT, data and communications		16,898
Other operating expenses		30,505
Total expenses		15,417,735
Net Income	$	1,273,157

Applied Capital, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2020

	Total Member's Equity
Balance at January 1, 2020	$ 394,309
Net income	1,273,157
Member's distribution	(1,275,000)
Balance at December 31, 2020	$ 392,466

See Accompanying Notes

Applied Capital, LLC
Statement of Cash Flows
For The Year Ended December 31, 2020

Cash Flows From Operating Activities:		
Net income	$	1,273,157
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		451,292
Change in prepaid expenses and deposits		(7,539)
Change in accounts payable		12,036
Change in commissions payable		(446,589)
Change in deferred revenue		(19,780)
Due to affiliate		28,286
Net Cash Provided By Operating Activities		1,290,863
Member's distributions		(1,275,000)
Net Cash Used By Financing Activities		(1,275,000)
Net Increase In Cash and Cash Equivalents		15,863
Cash and Cash Equivalents, Beginning of Year		365,502
Cash and Cash Equivalents, End of Year	$	381,365

Applied Capital, LLC
Notes to Financial Statements
December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business:</u> Applied Capital, LLC (the "Company") is an Indiana Limited Liability Company which organized in June of 2012 and was approved to begin operations as a broker-dealer in January of 2014. The Company is an independent registered broker-dealer and subject to regulation by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, "SIPC" and various states. The Company engages in the business of private placements, investment banking, and mutual funds referrals.

The Company is a wholly-owned subsidiary of FNEX, LLC ("Parent" or "Member").

<u>Income Taxes:</u> The Company has elected to be a Limited Liability Company taxed as a partnership under Internal Revenue Code regulations and is treated as a disregarded entity. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes.   Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's Member filed federal and various state income tax returns. The Company's Member is no longer subject to US Federal and State income tax examinations by tax authorities for years before 2017.

<u>Estimates:</u>   The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

<u>Cash and Cash Equivalents:</u> The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits of $250,000.

<u>Accounts Receivables and Credit Policies:</u>   Accounts receivables, which represents unsecured customer obligations due under normal trade terms generally, requires payment within 30 days. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. Management believes that all accounts receivable are collectable as of December 31, 2020.

Applied Capital, LLC
Notes to Financial Statements
December 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services performed to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Private Placements of Debt and Equity: The Company as an agent of the issuer presents to prospective investors a private placement memorandum ("PPM") from the issuer and subscription agreement. The Company or other broker-dealers collects consideration from the issuer when 1) an investor executes a subscription agreement, 2) the investor then delivers funds to the issuer, and 3) the issuer accepts the investor. Revenue is based on a percentage of the transaction amount. Revenue is recognized when the capital commitment by the investor has been accepted by the issuer. The performance obligation has been fulfilled at this point in time and is when the risk and rewards has been transferred.

Mutual Fund Commissions and Fees: The Company as an agent of the fund presents to prospective investors a prospectus from the fund and subscription agreement. The Company collects consideration from the fund distributor when 1) an investor executes a subscription agreement 2) delivers funds to the transfer agent, and 3) the fund distributor accepts the investor. The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the prospectus, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Cost to Obtaining or Fulfilling a Contract: The Company pays sales commission to its registered representatives for all the services provided above. Management does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commission are expensed as incurred.

Securities transactions are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition, private placement, and other advisory services to clients. Securities transactions from mutual funds are recorded in the period the sales occur on a trade date basis and the mutual fund trail fees are recorded in the period the fee is calculated. Referral fees include referring buyers to sellers or vice versa for introduction in private securities transactions. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Deferred Revenues:</u> Deferred revenues arising from non-refundable retainers and mutual fund contracts are recognized as revenues when considered earned, which generally occurs upon consummation of a transaction.

Subsequent events were evaluated by management through February 25, 2021, the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the Company to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change daily. As of December 31, 2020, the Company had net capital and net capital requirements of $327,106 and $20,377 respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with FNEX, LLC, the parent company, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage.

For the year ended December 31, 2020, allocated expenses under the agreement amounted to $186,454 and can be found on the accompanying statement of operations under compensation and benefits, IT, data, and communication, occupancy, and operating expenses. The balance due to the affiliate on the accompanying statement of financial condition arose from this services agreement.

NOTE 4 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE 5 — ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Applied Capital, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of The Securities and Exchange Commission Act of 1934
As of December 31, 2020

Net Capital:

Total member's equity qualified for net capital	$	392,466
Deduction for non-allowable assets:		
Accounts receivable		29,792
Prepaid expenses and deposits		35,568
Net capital before haircuts		327,106
Less haircuts		-
Net capital		327,106
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		20,377
Excess net capital	$	306,729
Aggregate indebtedness	$	305,652
Percentage of aggregate indebtedness to net capital		93.44%

Reconciliation with the Company's computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2020

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2020 and net capital as reported above.

Applied Capital, LLC

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Schedule III

Information Relating to the Possesion or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 16, 2021

Katz, Sapper & Miller
800 East 96th Street
Suite 500
Indianapolis, IN 46240

To Whom it May Concern:

We, as members of management of Applied Capital, LLC. (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1.   We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2.   The Company conducted business activities involving private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and the Firm may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee activity throughout the year ended December 31, 2020 without exception.



3.   The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.



Signed: _____

Name: Loren Heger

Title: CEO

Report of Independent Registered Public Accounting Firm
on the Exemption

To the Member and Management
of Applied Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Applied Capital, LLC reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that Applied Capital, LLC relied on Footnote 74 of the 2013 Release, (2) Applied Capital, LLC conducted business activities involving private placement of securities, broker or dealer selling tax shelters or limited partnerships in primary distributions and may refer investors to unaffiliated third party broker-deals for general securities and investment banking business for which it may receive referral fee activity throughout the year ended December 31, 2020, and (3) Applied Capital, LLC met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception. Applied Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Applied Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Applied Capital, LLC's reliance on Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5 under Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 25, 2021

*Report of Independent Registered Public Accounting Frim
on Applying Agreed-upon Procedures*

To the Member and Management
of Applied Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Applied Capital, LLC and the SIPC, solely to assist you and the SIPC in evaluating Applied Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Applied Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on Applied Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1

This report is intended solely for the information and use of Applied Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 25, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___12/31/20___
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069199
Applied Capital, LLC-DBA FNEX Capital
One Indiana Square, Suite 2252
Indianapolis, IN 46204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

WORKING COPY

2. A. General Assessment (item 2e from page 2) — $ 13,316

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (5,268)
   7/31/20
   _____ Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 8,048

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 8,048

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $ 8,048
   Total (must be same as F above)

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Applied Capital, LLC-DBA FNEX Capital
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 16,690,892

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   5,847,614

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1,805,443

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       Expense reimbursements   160,558

       (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   0

       Total deductions   7,813,615

2d. SIPC Net Operating Revenues $ 8,877,277

2e. General Assessment @ .0015 $ 13,316

       (to page 1, line 2.A.)

2